Mail Stop 6010   July 17, 2008

Kenneth P. Hamik
President and Chief Executive Officer
LipidViro Tech, Inc.
1338 South Foothill Blvd., Suite 126
Salt Lake City, Utah 84108

Re: LipidViro Tech, Inc.
Preliminary Information Statement on Schedule 14C
Filed April 3, 2008
File No. 0-49655

Dear Mr. Hamik:

        We have completed our review of your proxy statement and have no further comments at
this time. Please contact Song Brandon at (202) 551-3621 with any questions.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director

cc: Branden T. Burningham, Esq.
        455 East 500 South Street
        Suite 205
        Salt Lake City, UT 84111